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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Thirty-Nine Week Period Ended	Fiscal Years
	March 24, 2004	2003	2002	2001	2000	1999
Earnings:
Pre-tax income	$143,883	$253,587	$231,849	$221,927	$181,542	$130,539
Equity investee losses	1,051	2,771	1,661	838	2,519	11,341
Fixed charges	39,658	52,662	51,690	41,739	41,787	37,501
Amortization of capitalized interest	1,560	1,804	1,580	1,442	1,280	1,081
Capitalized interest	(2,566)	(5,566)	(4,508)	(2,770)	(3,234)	(3,969)

Total earnings	$183,586	$305,258	$282,272	$263,175	$223,894	$176,493

Fixed Charges:
Interest expense	$8,973	$12,449	$13,327	$8,608	$10,746	$9,241
Capitalized interest	2,566	5,566	4,508	2,770	3,234	3,969

Gross interest	11,539	18,015	17,835	11,378	13,980	13,210
Estimate of interest in rent	28,119	34,647	33,855	30,361	27,807	24,291

Total fixed charges	$39,658	$52,662	$51,690	$41,739	$41,787	$37,501

Ratio of Earnings to Fixed Charges:	4.63	5.80	5.46	6.31	5.36	4.71

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  Exhibit 12